EXHIBIT 99.2

News Release
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Sitrick and Company, Inc.
Los Angeles/New York


                              Contact:  Sitrick and Company, Inc.
                                        Rivian Bell
                                        (310) 788-2850
                                        (800) 686-1910 (24 hours)
For Immediate Release
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             Smith Corona Appoints New Chief Executive


     New Canaan, Conn. - Oct. 23, 1996 - Smith Corona Corporation today announced the appointment of W. Michael Driscoll to the position of president and chief executive officer, effective when the company emerges from Chapter 11.

     Subject to Bankruptcy Court approval, Mr. Driscoll, age 50, will serve the company in a consulting capacity until the reorgazation is completed. On the Effective Date of the Plan of Reorganization, he will replace Ronald F. Stengel, who joined Smith Corona on July 1, 1995 to direct the company through its reorganization.

     "We are pleased to welcome Mike Driscoll back to Smith Corona, a company to which he has made so many contributions through the years," stated Mr. Stengel, president and chief executive officer. "It is fitting that an executive with Mike Driscoll's financial and operating expertise take Smith Corona to its next evolutionary stage."

     Mr. Driscoll's career spans a 23-year history with Smith Corona that encompasses positions in finance, manufacturing and engineering. Until 1995, he served as senior vice president - operations and engineering when he left to become chief executive officer of I.P.C. Technologies, Inc., a $250 million computer manufacturer based in Austin, Texas.

     In the mid-1980's, Mr. Driscoll founded and served as chief executive officer of Technology Applications Limited, a $120 million telecommunications organization with operations in the U.S., Singapore and Thailand. Mr. Driscoll's experience also includes financial management positions with AT & T Microelectronics/Bell Laboratories and Honeywell, Inc.

     Mr. Driscoll holds a B.S. degree in accounting from Ithaca
College. He currently resides in Ithaca, N.Y. with his wife, Carol.

     Smith Corona is a leading worldwide manufacturer and marketer of personal word processors, portable electric typewriters, fax machines, label printers, and other products and accessories for use in the office, home and school. The company filed under Chapter 11 of the U.S. Bankruptcy Code on July 5,
1995.


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